Exhibit 99.1

Rail Vision Announces Second Quarter 2023 Financial Results

Ra’anana, Israel, August 18, 2023 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the second quarter ended June 30, 2023.

“We continued to strengthen our foundation during the second quarter, completing a series of transactions that raised gross proceeds of $6 million, including an additional investment by our largest shareholder, Knorr-Bremse,” commented Shahar Hania, CEO of Rail Vision. “In addition to fortifying our balance sheet, these transactions lay a robust base for accelerated growth as are growing number of proof-of-concept customers transition to larger purchase orders and contracts.”

Hania continued, “The strength of our financial position is a testament to our innovative, industry-leading technology. Our AI-based railway obstacle detection systems are not just about delivering cutting-edge solutions; they are about saving lives, increasing efficiency, and dramatically reducing expenses for railway operators. We firmly believe that our technology will significantly enhance railway safety worldwide, creating considerable benefits and adding substantial value to every stakeholder in the train ecosystem, from passengers to businesses relying on rail transport.”

“This successful quarter brings us one step closer to our vision of making railways safer and more efficient. The trust and support of our investors during this journey fuels our commitment to continuously innovate and lead the way in railway safety technology,” concluded Hania.

Second Quarter 2023 & Recent Highlights

●	Further testing is underway for a leading US-based rail and leasing services company that purchased a Rail Vision Switch Yard System during Q1 2023 after a successful demo and initial testing. This new customer, which offers a suite of rail-centric services, including in-plant rail switching and material handling services, is expected to complete its evaluation during Q3 2023, setting the stage for potential implementation of our technology across their fleet.

●	Executed a series of transactions raising aggregate gross proceeds of $6 million in May 2023. The transactions included definitive securities purchase agreements with investors for the purchase and sale of 3,947,368 Ordinary Shares, at a purchase price of $0.76 per share, in a registered direct offering and a concurrent private placement of an even number of five-year common warrants, each to purchase one Ordinary Share at an exercise price of $0.84 per share. In an additional concurrent private placement, Rail Vision entered into a definitive securities purchase agreement with Knorr-Bremse, the Company’s largest shareholder, for the purchase and sale of an aggregate of 3,947,368 Ordinary Shares and 3,947,368 five-year common warrants exercisable at $0.84 per Ordinary Share. The private placement with Knorr-Bremse was approved by Rail Vision’s shareholders in June 2023.

Second Quarter 2023 Financial Results

●	Research and development (“R&D”) expenses, net for the three months ended June 30, 2023, were $1,838,000, compared to R&D expenses of $1,683,000 in the three months ended June 30, 2022. The increase in R&D expenses was primarily attributable to an increase in R&D salaries and equipment purchases.

●	General and administrative expenses for the three months ended June 30, 2023, were $1,125,000, compared to $1,315,000 in the three months ended June 30, 2022. The decrease is primarily attributed to a decrease in salaries mainly related to significant changes in USD/NIS exchange rate and one-time bonus in April 2022, and decrease in share based payments.

●	Net loss for the three months ended June 30, 2023, was $2,952,000 or $0.16 per ordinary share, compared to a net loss of $2,902,000, or $0.19 per ordinary share, in the three months ended June 30, 2022.

●	As of June 30, 2023, cash and cash equivalents were $8.2 million, compared to $12.9 million as of June 30, 2022.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses opportunities for growth and interest from potential customers. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

Rail Vision Ltd.

INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30, 2023	December 31, 2022
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$8,192	$8,270
Restricted cash	214	222
Trade accounts receivable	--	115
Other current assets	420	225
Inventory	491	--
Total current assets	9,317	8,832

Non-current Assets:
Operating lease - right of use asset	1,004	1,151
Fixed assets, net	506	449
Total Non-current assets	1,510	1,600

Total assets	10,827	10,432

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables	223	56
Current operating lease liability	267	281
Other accounts payable	1,721	1,032
Total current liabilities	2,211	1,369

Non-current operating lease liability	626	798

Total liabilities	2,837	2,167

Shareholders’ equity
Ordinary shares, NIS 0.01 par value	68	46
Additional paid in capital	68,571	63,033
Accumulated deficit	(60,649)	(54,814)
Total shareholders’ equity	7,990	8,265

Total liabilities and shareholders’ equity	10,827	10,432

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2023	2022	2023	2022

Revenues	$--	$219	$--	$--
Cost of revenues	--	(358)	--	--

Gross Loss	--	(139)	--	--

Research and development expenses, net	(3,682)	(3,106)	(1,838)	(1,683)

General and administrative	(2,303)	(2,128)	(1,125)	(1,315)

Operating loss	(5,985)	(5,373)	(2,963)	(2,998)

Financing income, net	150	125	11	96

Net loss for the period	(5,835)	(5,248)	(2,952)	(2,902)

Basic and diluted loss per share	(0.34)	(0.42)	(0.16)	(0.19)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	17,337,358	12,414,547	18,891,950	15,671,472

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND
SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares		Additional		Total
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2023	--	--	15,896,040	46	63,033	(54,814)	8,265
Issuance of shares as a result of exercise of warrants	--	--	195,448	1	(1)	--	--
Issuance of units of ordinary shares and warrants, net of issuance expenses (*)	--	--	7,894,736	21	5,374	--	5,395
Share-based payment	--	--	--	--	165	--	165
Loss for the period	--	--	--	--	--	(5,835)	(5,835)

Balance as of June 30, 2023	--	--	23,986,224	68	68,571	(60,649)	7,990

(*)	Issuance expenses in the amount of approximately $605.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY
AND SHAREHOLDERS’ EQUITY (Cont.)

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares			Additional		Total
	Number of shares	USD	Number of shares	USD		paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2022	51,282	9,965	9,157,324	25		35,987	(44,339)	(8,327)

Issuance of convertible preferred shares	10,256	2,000	--	--		--	--	--
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	2,707,672	8		11,957	--	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses (**)	--	--	3,787,241	12		13,575	--	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	--	--	242,131	1		999	--	1,000
Issuance of ordinary shares as a result of exercise of options	--	--	1,672	(*	)	10	--	10
Share-based payment	--	--	--	--		289	--	289
Loss for the period	--	--	--	--		--	(5,248)	(5,248)

Balance as of June 30, 2022	--	--	15,896,040	46		62,817	(49,587)	13,276

(*)	Represents an amount less than $1.

(**)	Issuance costs in the amount of approximately $2,060.

Rail Vision Ltd.

UNAUDITED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30,
	2023	2022

Cash flows from operating activities
Net loss for the period	$(5,835)	$(5,248)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	80	76
Share-based payment	165	289
Change in operating lease liability	(39)	(159)
Changes in operating assets and liabilities:

Increase in other current assets	(80)	(305)
Increase in Inventory	(491)	--
Increase (decrease) in trade accounts payable	167	(10)
Increase (decrease) in other accounts payable	624	2

Net cash used in operating activities	(5,409)	(5,355)

Cash flows from investing activities
Purchase of fixed assets	(137)	--

Net cash used in investing activities	(137)	--

Cash flows from financing activities:
Issuance of Preferred Shares	--	2,000
Proceeds from Safe investment	--	1,000
Proceeds from exercise of options	--	10
Issuance of shares and warrants, net of issuance expenses	5,460	13,643

Net cash provided by financing activities	5,460	16,653

Increase (Decrease) in cash, cash equivalents and restricted cash	(86)	11,298
Cash, cash equivalents and restricted cash at the beginning of the period	$8,492	$1,849

Cash, cash equivalents and restricted cash at the end of the period	$8,406	$13,147

Non Cash Activities:

Conversion of preferred shares	--	11,965
Conversion of a convertible debt	--	1,000
Deferred issuance expenses recorded in Other current assets	--	56
Issuance expenses recorded in Other accounts payables	65	--